UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

LEADING BRANDS, INC.
(Translation of registrant’s name into English)

Suite 1800 - 1500 West Georgia Street,
Vancouver, British Columbia V6G 2Z6 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☒                         Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUBMITTED HEREWITH

1)	Mailing List Return Card
2)	Notice of Annual and Special General Meeting
3)	Report To Shareholders
4)	Annual Financial Statements for Years Ending February 28, 2003 and 2002
5)	Information Circular
6)	Proxy
7)	Interim Financial Statements for First Quarter Ended May 31, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.

Dated:	July 18, 2003	By:	/s/ “Marilyn Kerzner”

Marilyn Kerzner
Director of Corporate Affairs

Supplemental Mailing List Return Card (National Instrument 54-102)

In accordance with National Instrument 54-102/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer’s supplemental mailing list in order to receive quarterly reports for the issuer’s first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer’s fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer’s audited financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer’s fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at:

www.pctc.com/PCTCPortal/Public/SupplementalForm.aspx

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company’s Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder: LEADING BRANDS, INC.

Name: ____________________________       Address: _____________________________

City/Prov/State/ Postal Code:__________________________

Preferred Method of Communication: Email____Mail____

Signature:_________________________________________    Date: ________________

Email Address: ____________

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

Pacific Corporate Trust Company 10th Floor – 625 Howe Street Vancouver BC Canada V6C 3B8 Tel: 604-689-9853 Fax: 604-689-8144

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Notice is hereby given that the Annual and Special General Meeting (the “Meeting”) of the shareholders of Leading Brands, Inc. (the “Company”) will be held on Tuesday, August 26, 2003 in the Thurlow Room, 1111 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 a.m. (local time in Vancouver, B.C.) for the following purposes:

1.	To receive the report of the Directors, the audited consolidated financial statements of the Company for its fiscal year ended February 28, 2003 and the Report of the Auditor on those statements;
2.	To elect Directors for the ensuing year;
3.	To appoint the Company’s auditor for the ensuing fiscal year and to authorize the Directors to fix the auditor’s remuneration;
4.	To consider and, if deemed advisable, terminate the Company’s existing Shareholder Rights Plan and adopt a new Shareholder Rights Plan;
5.
To consider and, if deemed advisable, pass an ordinary resolution increasing the number of common shares without par value which the Company is authorized to issue from 100,000,000 common shares without par value to 500,000,000 common shares without par value and altering the Company’s Memorandum accordingly;

6.	To approve, generally, the right of the Directors to grant incentive stock options to purchase up to, but not exceeding, 500,000 additional common shares of the Company;
7.	To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended February 28, 2003. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is incorporated by reference into and deemed to form part of this Notice.

A registered shareholder who is unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the form of proxy enclosed and then complete and deposit the form of proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below. The form of proxy must be signed by the registered shareholder or by his or her attorney authorized in writing, or, if the registered shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed form of proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof, or with the Chairman of the Meeting prior to commencement.

The enclosed form of proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Richmond, British Columbia, the 27th day of June, 2003.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ralph D. McRae Ralph D. McRae, Chairman and Chief Executive Officer

Report To Shareholders

July 2003

Dear Shareholders:

Our motto is “We build brands”. But what does that really mean?

Our business model is designed on what is really quite a simple premise: sell an increasing number of profitable products to an increasingly large potential market.

Success requires several key components. The first is the physical capacity to produce, store and distribute the absolute volume of product necessary to serve the market. The second requires having products that people want to buy in quantity. The third involves acquiring the means to make those products at a cost that will allow you to profitably sell them at a price that consumers are prepared to pay. Finally, and most importantly, competent, committed and motivated people must make the decisions concerning all variety of matters including product design, cost control, finance, margin maintenance, selling and marketing.

By 1999 we had pretty much saturated the Western Canadian marketplace. The Company had been formed there 11 years earlier to serve a population base of 10 million - spread over the most difficult geography in North America. Only so much more market share available for us to take there. Our future growth lay in developing more and bigger markets. That year we took a big step East and by 2000 were selling to most of Canada. Our penetrable market had grown three fold.

Just 12 short months ago, we made our first shipments of TREKTM into the United States. PezTM 100% JuicesTM followed on last fall. This spring we introduced Mad CrocTM Energy Drink. More products are on the way.

In Canada we sell and bottle literally hundreds of products.

We now deal in a market area containing more than 200 million people, an increase of 20 times in 3 ½ years. The further South we go, the longer the beverage season lasts. The warmer the average temperature, the higher the average per capita annual beverage consumption is.

Some numbers help put all that in perspective. In 1993 our revenues were just $8,225,000 Cdn. Nine years later they had risen to $73,808,000 Cdn, an increase of 800% and a compound annual growth rate of more than 27%. With that in mind, approximately 50% of our revenues still come from that original 10 million person market in Western Canada. Our goal? To recreate what we have accomplished there, across North America.

To support our growth we continually invest in our production capacity. We also, with experience, become more proficient at how we develop products and ship them over long distances. We foster relationships with distributors and retailers that seem to make our second product introduction a little easier than our first. As our volumes increase we are able to take advantage of quantity purchasing discounts that were never available to us before.

We are still affected by the economy, utility rates, exchange rates, the weather and a variety of other influences that generally make business a challenge. But as Albert Einstein once said: “one should not pursue goals that are easily achieved.”

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

Consolidated Financial Statements

February 28, 2003 and 2002
(Expressed in US Dollars)

Contents

Independent Auditors’ Report

Prior Auditors’ Report

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

Consolidated Financial Statements

Balance Sheets

Statements of Income and Deficit

Statements of Cash Flows

Summary of Significant Accounting Policies

Notes to the Financial Statements

BDO Dunwoody LLP Chartered Accountants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To The Shareholders of
Leading Brands, Inc.

We have audited the Consolidated Balance Sheets of Leading Brands, Inc. as at February 28, 2003 and 2002 and the Consolidated Statements of Income and Deficit and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The 2001 comparative figures were reported upon by other auditors. Their report covered the year ended February 28, 2001 contained no reservations but included in the Comments by Auditors for US Readers on Canada – United States Reporting Differences, an explanatory paragraph regarding a change in accounting policy for Income Taxes and was dated June 8, 2001 (except for Note 20 which was dated August 23, 2001).

Chartered Accountants

Vancouver, British Columbia
May 30, 2003

Deloitte & Touche LLP P.O. Box 49279 Four Bentall Centre 2800 - 1055 Dunsmuir Street Vancouver, British Columbia V7X 1 P4 Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca	Deloitte & Touche

Prior Auditors' Report

The Directors of
Leading Brands, Inc.

We have audited the Consolidated Statements of Income and Deficit and Cash Flows of Leading Brands, Inc. for the year ended February 28, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended February 28, 2001 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, British Columbia
June 8, 2001 (except for Note 20 for which the date is August 23, 2001)

Comments by Auditors for US Readers on Canada - United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies relating to Income Taxes. The adoption of this policy had no material effect on the 2001 financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report dated June 8, 2001 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors' report when it is adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, British Columbia
June 8, 2001 (except for Note 20 for which the date is August 23, 2001)

Deloitte
Touche
Tohmatsu

BDO Dunwoody LLP Chartered Accountants	600 Park Place 666 Burrard Street Vancouver, BC, Canada V6C 2X8 Telephone: (604) 688-5421 Telefax: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Comments by Auditors for US Readers on Canada –
United States Reporting Differences

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in the Summary of Significant Accounting Policies for stock-based compensation and goodwill and intangible assets. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted audited standards, our report dated May 30, 2003 is expressed in accordance with Canadian reporting standards which do not permit reference to such an event in the auditors’ report when it is adequately disclosed in the financial statements.

Vancouver, British Columbia
May 30, 2003

Leading Brands, Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

February 28	2003	2002

Assets
Current
Accounts receivable (Note 18 (b))	$2,558,729	$3,524,115
Inventory (Note 2)	3,789,108	2,059,638
Prepaid expenses and deposits	753,850	152,672
Future income taxes – current (Note 15)	512,129	-

	7,613,816	5,736,425
Capital assets (Note 3)	9,216,843	7,987,532
Trademarks and rights (Note 4)	85,130	334,606
Goodwill (Note 5)	2,259,800	2,093,348
Deferred costs (Note 6)	815,655	229,451
Long-term investment and advances (Note 7)	33,693	6,013,511
Other	33,693	31,211
Future income taxes – long term (Note 15)	890,162	-

Total Assets	$20,948,792	$22,426,084

Liabilities and Shareholders’ Equity
Liabilities
Current
Bank indebtedness (Note 8)	$2,914,542	$1,276,193
Accounts payable and accrued liabilities	5,445,359	3,821,235
Current portion of long-term debt (Note 9)	698,026	847,397

	9,057,927	5,944,825
Long-term debt (Note 9)	2,251,173	2,112,144
Redeemable preferred shares (Note 10)	-	1,072,202

	11,309,100	9,129,171

Shareholders’ Equity
Share Capital
Authorized (Note 11(a))
20,000,000 preferred shares without par value
100,000,000 common shares without par value
Issued
14,728,669 common shares (2002 – 13,661,786)
(Note 11 (b))	25,484,530	23,566,528
Contributed surplus (Note 12)	30,568	-
Treasury stock
Nil common shares (2002 – 108,400) (Note 11(i))	-	(113,594)
Equity component of redeemable preferred shares (Note 11(c))	-	310,709
Currency translation adjustment	(198,845)	(1,062,433)
Deficit	(15,676,561)	(9,404,297)

	9,639,692	13,296,913

Total Liabilities and Shareholders’ Equity	$20,948,792	$22,426,084

Approved on behalf of the Board:

 /s/ Peter Buckley
Director

 /s/ Ralph McRae
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Income and Deficit
(Expressed in US Dollars)

For the year ended February 28	2003	2002	2001

Sales	$47,361,598	$41,181,549	$51,087,079

Expenses (income)
Cost of sales	38,009,995	32,073,301	40,048,600
Selling, general and administrative	8,977,802	6,075,710	10,436,743
Amortization of capital assets	755,469	821,503	1,346,423
Amortization of goodwill	-	183,830	171,955
Amortization of deferred costs and other	271,823	261,064	264,908
Interest on long-term debt	110,705	394,148	535,894
Interest on current debt	155,676	119,554	270,035
Interest accretion on redeemable preferred shares	147,615	112,484	-
Gain on termination of South Beach Beverage
Co. LLC Agreement (Note 1 (b))	-	(199,033)	(3,734,002)
Write down of investment in Quick Home
Delivery Operations (Note 7)	6,523,880	-	-
Write-down of capital assets (Note 3)	-	-	359,521
Write-off of deferred costs	-	-	171,444
Gain on sale of assets	(5,897)	-	-

	54,947,068	39,842,561	49,871,521

Income (loss) before income taxes	(7,585,470)	1,338,988	1,215,558

Income taxes (Note 15)	1,335,344	-	-

Net income (loss) for the year	(6,250,126)	1,338,988	1,215,558
Dividends	(22,138)	(4,414)	(288,563)
Deficit, beginning of year	(9,404,297)	(10,738,871)	(11,665,866)

Deficit, end of year	$(15,676,561)	$(9,404,297)	$(10,738,871)

Earnings (loss) per share (Note 11(j))
Basic	$(0.46)	$0.10	$0.09
Diluted	$(0.46)	$0.10	$0.08

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

For the year ended February 28	2003	2002	2001

Cash provided by (used in)
Operating activities
Net income (loss) for the year	$(6,250,126)	$1,338,988	$1,215,558
Items not involving cash
Amortization of capital assets	755,469	821,503	1,346,423
Amortization of goodwill	-	183,830	171,955
Amortization of deferred costs and other	271,823	261,064	264,908
Gain on termination of South Beach Beverage
Co. LLC agreement	-	(199,033)	(3,734,002)
Gain on sale of assets	(5,897)	-	-
Write-down of investment in Quick Home
Delivery Operations	6,523,880	-	-
Interest accretion on redeemable preferred shares	147,615	112,484	-
Write-down and return of capital assets (Note 3)	17,697	-	359,521
Write-off of deferred costs	-	-	171,444
Issue of shares for employee compensation
(Note 11)	71,657	-	-
Changes in non-cash operating working capital
items (Note 16)	400,196	(1,348,958)	1,492,540
Future income taxes	(1,335,344)	-	-

	596,970	1,169,878	1,288,347

Investing activities
Cash included in sale of Quick.com business and
assets (Note 1 (a))	-	-	(1,310,034)
Purchase of capital assets	(944,931)	(693,327)	(1,223,278)
Website development costs	-	-	(2,051,073)
Advances for Quick Home
Delivery Operations	(693,953)	(1,158,609)	-
Proceeds on termination of South Beach
Beverage Co. Ltd. agreement (Note 1(b))	-	4,493,211	-
Purchase of other assets	-	-	(105,765)
Proceeds on sale of capital assets (Notes B and 3)	25,677	1,595,891	661,740
Proceeds on sale of bar truck business	-	95,963	-
Expenditures on deferred costs	(781,094)	(108,817)	(1,165,093)
Other investments and advances	-	(63,975)	-
Acquisition of Can-Am Distributors Ltd
(net of cash acquired) (Note 1(c))	-	-	(162,809)

	(2,394,301)	4,160,337	(5,356,312)

Financing activities
Increase (decrease) in bank indebtedness	1,638,349	(2,951,198)	2,535,958
Issue of common share capital (Notes A and 11)	406,884	-	1,644,851
Purchase of treasury stock	-	(113,594)	-
Obligation to issue preferred shares (Note 10)	-	-	1,310,034
Proceeds from issuance of long-term debt	638,814	-	-
Termination of lease payment	-	-	(29,786)
Repayment to Revenue Canada, net of interest
Accrued	-	-	(259,703)
Repayment of long-term debt	(649,156)	(2,371,785)	(1,205,466)

	2,034,891	(5,436,577)	3,995,888

Effect of exchange rate changes on cash	(237,560)	106,362	72,077

Cash, beginning and end of year	$-	$-	$-

Supplementary disclosure of cash flow
Information
Cash paid during the year
Income tax payments, net	$-	$-	$259,703
Interest paid	$266,380	$444,012	$590,233

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Leading Brands, Inc.
Consolidated Statements of Cash Flows - Continued
(Expressed in US Dollars)

Notes:
A.
During the year ended February 28, 2001, the Company issued common shares with a value of $6,248,846, of which $1,644,851 were issued for cash, $3,978,118 were issued for the conversion of Series C and D preferred shares, $291,669 were issued on settlement of accounts payable and $334,208 in connection with the purchase and integration of Can-Am Distributors Ltd. and Alamo Snacks Ltd. During the year ended February 28, 2003, the Company issued net common shares with a value of $1,918,002 of which $406,884 were issued for cash, $1,553,055 were issued for conversion of preferred shares, $71,657 were issued for employee compensation and $113,594 were cancelled shares from treasury stock.

B.
During the year ended February 28, 2002, the Company sold assets for cash proceeds of $1,595,891. During the year ended February 28, 2001, the Company sold assets for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 (Note 3).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”) as explained in Note 20. Details of significant accounting policies are as follows:

Nature of Business
Leading Brands, Inc. and its subsidiaries are engaged in the bottling, distribution, sales, merchandising and brand management of beverages and food products across North America. The Company primarily operates in the following integrated activities: beverage packaging, food and beverage sales and distribution, as well as brand licensing and development.

Basis of Presentation
These consolidated financial statements include the accounts of the Company and its wholly owned Canadian and United States subsidiaries, together with a 94% interest in KERT Technologies, Inc. and a 97% (2002 – 79%) interest in Quick, Inc. All intercompany transactions and balances have been eliminated.

Inventory
Raw materials and finished goods purchased for resale are valued at the lower of cost determined on a first-in, first-out basis and net realizable value. Finished goods, produced from manufacturing operations, are valued at the lower of standard cost which approximates average cost and net realizable value.

Capital Assets	Capital assets are recorded at cost and are amortized using the declining-balance method at annual rates as follows:

Plant and equipment	- 7% to 20%
Buildings	- 5%
Automotive equipment	- 20%
Land improvements	- 8%
Furniture and fixtures and computer
hardware and software	- 20%

Leasehold improvements are amortized over the lesser of their expected life or the lease term.

Management periodically performs a review of undiscounted future operating cash flows to assess the valuation of capital assets. Capital assets are written down when a permanent and significant impairment in their value has occurred.

During the year ended February 28, 2002, management determined that certain operating equipment had a longer life than originally estimated and as a result, reduced the annual amortization rate on this equipment from 10% to 7%. This change has reduced the amortization recorded in the year ended February 28, 2003 by $174,302 (2002 - $178,555; 2001 - $Nil).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Software Development for Internal Use	Software development costs including costs related to acquired software which are expected to provide future benefits with reasonable certainty are deferred and amortized as described above.
Deferred Charges

Start-up costs are amortized over a five year period, from the time when commercial operations of the applicable business units commence. Certain new product promotion and launch costs are deferred and amortized over 36 months commencing with the date of launch of the related product.

Management periodically performs a review of the related undiscounted future operating cash flows to assess the valuation of deferred costs. Deferred costs are written down when a permanent and significant impairment in their value has occurred.

Long-term Investments	Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value.
Revenue Recognition

Revenue on sales of products is recognized when the products are delivered and title transfers to customers.

Revenues from the provision of manufacturing, packaging or other services are recognized when the services are performed and collection of related receivables is reasonably assured.

Shipping and Handling Fees and Costs	The Company records shipping and handling revenue as a component of sales revenue and shipping and handling costs as a component of cost of sales.
Foreign Currency Translation and Transactions

The functional currency of the Company is Canadian dollars. Transactions denominated in US dollars have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the year end exchange rate. All exchange gains and losses are included directly in earnings. Exchange gains and losses included in earnings that related to long-term debt are considered to be an integral part of financing costs and accordingly, are included in interest expense.

Assets and liabilities of the Company’s operations having a functional currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year-end date and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net equity investment in these operations are deferred as a separate component of shareholders’ equity.

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included capital assets, goodwill and future income taxes.

Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other-Stock-Based Payments”. It is applied on a prospective basis and applies to all awards granted on or after January 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Consultants

The standard requires that all stock-based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method such as the Black-Scholes option pricing model.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to directors (for services rendered as a director) and employees, as allowed under the new section.

Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of options granted equals or exceeds the market value of the underlying common shares. The proceeds received on exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair-value based method for stock options granted to directors and employees on or after January 1, 2002 (Note 12).

Leading Brands, Inc.
Summary of Significant Accounting Policies
(Expressed in US Dollars)

February 28, 2003 and 2002

Stock-Based Compensation – Continued	Compensation costs are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award.
Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3062, “Goodwill and Other Intangible Assets”. The section requires that goodwill and intangible assets, which are determined to have indefinite lives, are no longer amortized but are tested for impairment annually by comparison to their fair values.

Trademarks and rights including the acquisition of domain names which are expected to provide future benefits are recorded at cost and amortized over their expected useful life.

Income Taxes

Prior to Fiscal 2001, the Company followed the tax allocation method of accounting for income taxes, whereby differences between the provision for income taxes on the earnings or loss for accounting purposes and the income taxes currently payable or recoverable were shown as deferred income taxes. In Fiscal 2001, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants, whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carry-forwards (Note 15), there is uncertainty as to utilization prior to their expiry. Accordingly, the future income tax asset amounts have been partially offset by an uncertainty provision.

The adoption of the new accounting recommendations, which were applied retroactively, had no material effect on the 2001 financial statements.

Comparative Figures	Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

1.	Acquisitions and Dispositions
a)

Sale of Quick.com (“Quick”) Assets and Business

Effective January 1, 2001, the Company sold the business and certain intellectual property and capital assets of its online home shopping business (“Quick Home Delivery Operations”) to Northland Technologies Inc. (“NTI”), a company related by way of a common director, in exchange for 12,000,000 redeemable preferred shares in NTI with a stated value of $7.8 million. Prior to January 1, 2001, this business was in the development stage and had not commenced commercial operations.

Under Canadian GAAP applicable to non-monetary transactions, the consideration received was recorded at the amount of the book value of the assets disposed and no gain or loss was recognized on the transaction since the Company had the option to re-acquire these assets in the future. Details of the assets disposed of are as follows:

Web site development costs	$2,117,210
Deferred costs	764,899
Advances	400,193
Cash	1,301,999

Value attributed to the NTI preferred shares	$4,584,301

The preferred shares include voting rights granting the Company a 12% share in net assets of NTI and are redeemable by NTI on or after March 23, 2001 for either the transfer of all of NTI’s right, title and interest in the Quick assets and business or cash of $7.8 million. The shares are retractable at the option of the Company on or after January 1, 2004 for the redemption amount plus any unpaid dividends. In the event of retraction, NTI retains its right to pay the redemption amount in either of the manners described above.

The Company had also entered into an agreement to provide certain management and administrative services to NTI until February 28, 2003 in exchange for a management fee calculated as costs incurred plus a 10% share of specified net profit.

At the end of the fiscal year 2003, the Company decided to discontinue support of its Quick Home Delivery Operations investment and, accordingly, recorded a $6,523,880 write-down on this investment (Note 7).

b)

Termination of South Beach Beverage Co., LLC (“SoBe”) License Agreement

On February 28, 2001, the license agreement with SoBe was terminated. Sales applicable to this contract during the year ended February 28, 2001 were $14,290,466. In accordance with the license agreement, a termination fee was paid in the amount of $3,876,000 resulting in a gain on settlement of $3,734,002 after recording certain costs of termination.

On April 2, 2001, the Company sold certain assets and inventory related to its former license arrangement with SoBe, resulting in a gain of $199,033 after recording severance and other costs in connection with the dispositions.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

1.	Acquisitions and Dispositions – Continued
c)

Acquisition of Can-Am Distributors Ltd. (“Can-Am”) and Alamo Snacks Ltd, (“Alamo”)

On July 2, 1999, the Company acquired all of the issued and outstanding shares of Can-Am and Alamo, two related companies, by purchasing all of the issued and outstanding shares of J&J Holdings Inc. and D&K Holdings Ltd., the holding companies of Can-Am and Alamo, for total consideration of $1,057,638, consisting of cash of $761,005 and shares of the Company with a value of $296,633. The purchase price was subject to an upward adjustment of up to $689,845, payable at the vendor’s option in either cash or common shares of the Company, in the event that Can-Am and Alamo achieved certain specified earnings targets in each of the years ending June 30, 2000, 2001 and 2002. During the year ended February 28, 2001, an additional $497,017 consisting of $334,208 in common shares and $162,809 in cash was paid in connection with this acquisition and the obligation for any further adjustments was terminated. This amount was recorded as an increase in goodwill attributable to the acquisition.

2.	Inventory
	2003	2002

Finished goods	$1,897,927	$989,528
Raw materials	1,891,181	1,070,110

	$3,789,108	$2,059,638

3.	Capital Assets
			2003	2002

		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Plant and equipment	$10,654,949	$4,121,879	$6,533,070	$5,600,944
Buildings	1,295,925	481,406	814,519	794,235
Automotive equipment	636,935	417,463	219,472	259,195
Land	292,192	-	292,192	270,670
Land improvements	299,268	150,589	148,679	149,703
Leasehold improvements	89,456	48,522	40,934	43,416
Furniture and fixtures	468,131	292,290	175,841	125,948
Computer hardware and
software	1,688,651	696,515	992,136	743,421

	$15,425,507	$6,208,664	$9,216,843	$7,987,532

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

3.

Capital Assets - Continued

During 2001, the Company recognized a write-down to the estimated net realizable value of certain capital assets in the amount of $359,521. This write-down was included in accumulated amortization. Also during 2001, the Company entered into an agreement to sell certain assets to NTI for proceeds of $999,310 consisting of cash of $661,740 and a note receivable of $337,570 to a company related by way of a common director. The Company then leased back these assets under an operating lease. The gain on sale of $117,102 was deferred and was included in accounts payable. During 2002, the Company repurchased certain of the assets sold in the prior year for $429,072. The gain previously deferred in accounts payable was eliminated on repurchase. During fiscal 2003, some of the remaining assets were returned in the amount of $553,403 in exchange for a note in the amount of $200,367 and an advance repayment in the amount of $370,733. The difference on the value of the assets of $17,697 was charged to expense (see Note 7).

4.	Trademarks and Rights
	2003	2002

Trademarks and rights	$214,640	$528,914
Less accumulated amortization	(129,510)	(194,308)

	$85,130	$334,606

In connection with the decision to discontinue its support of the NTI investment (Note 1(a)), the Company wrote down $233,713 in trademarks and rights during 2003.

Pursuant to an amended purchase agreement dated November 22, 1999, a subsidiary of the Company, Quick, Inc., acquired the domain name Quick.com and related trademarks from a third party in exchange for cash of $100,000, a promissory note in the amount of $200,000 more specifically described in Note 9(d) and the issue of 120,000 common shares of the Company with a value of $122,086. If the subsidiary at any time completes an initial public offering (“IPO”) and its shares are approved for and have commenced trading on a public market, then the Company shares issued to the vendor may be exchanged, at the vendor’s option, based upon the higher of $1.00 or the then market price per share, for an equivalent dollar amount of shares of the subsidiary at the IPO price.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

5.	Goodwill

	2003	2002

Goodwill	$2,962,264	$2,769,415
Less accumulated amortization	(702,464)	(676,067)

	$2,259,800	$2,093,348

As a result of applying the new recommendations of CICA Handbook Section 3062, “Goodwill and Other Intangible Assets”, no amortization of goodwill was recorded in 2003 and management has determined that as at March 1, 2002, in connection with the transitional impairment test that no impairment losses had occurred. The change in the goodwill balance from prior year is due to translation adjustments.

A summary of the impact of the change in amortization policy on the comparative information is as follows:

	2003	2002	2001

Reported income (loss)	$(6,250,126)	$1,338,988	$1,215,558
Addback: Goodwill amortization	-	183,830	171,955

Adjusted income (loss)	(6,250,126)	1,522,818	1,387,513
Provision for dividends on preferred
shares	(22,138)	(4,414)	(288,563)

Net income (loss) available to
common shareholders	$(6,272,264)	$1,518,404	$1,098,950

Adjusted earnings (loss) per share
Basic	$(0.46)	$0.11	$0.11
Diluted	$(0.46)	$0.11	$0.09

6.	Deferred Costs

	2003	2002

Start-up of integrated distribution system	$-	$159,894
Product development costs	853,271	519,946
Start up costs	669,813	-

	1,523,084	679,840
Less: accumulated amortization	(707,429)	(450,389)

	$815,655	$229,451

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

7.	Long-term Investment and Advances

	2003	2002

Investment in preferred shares of NTI (Note 1(a))	$-	$4,395,721
Note receivable from NTI (Note 1(a))	-	185,609
Other advances to NTI	-	1,369,759
Other	33,693	62,422

	$33,693	$6,013,511

During 2003, the Company advanced a further $693,953 (2002 - $1,158,609) to support its investment in Quick Home Delivery Operations. At the end of fiscal year 2003, the Company decided to discontinue its support of the investment and recorded a $6,523,880 write-down of this investment (Note 1(a)). A summary of the write-down is as follows:

Investment in preferred shares (Note 1(a))	$4,395,721
Note receivable from NTI (Note 1(a))	185,609
Other advances to NTI	2,063,712
Accrual of termination costs	87,950
Recovery of assets, net of write-downs	(199,061)
Foreign exchange adjustment	(10,051)

$6,523,880

8.	Bank Indebtedness

	2003	2002
Bank indebtedness	$2,914,542	$1,276,193

The Company has a demand revolving operating bank loan with a credit limit of $4,380,054 (2002 - $2,808,989). Interest is charged on the drawn-down amounts at the bank prime rate plus 0.75%. The bank prime rate at February 28, 2003 was 4.50% (2002 - 3.75%). The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment and inventory owned by the Company.

Bank indebtedness includes a demand revolving operating loan of $2,250,934 (2002 - $1,081,934) and unpresented cheques of $748,933 (2002 - $454,720) and is net of cash of $85,325 (2002 - $260,461).

The agreement with respect to the bank indebtedness contains certain restrictive covenants. The Company was not in compliance with all of these covenants on February 28, 2003. The bank has provided the Company with a temporary waiver until October 31, 2003 to remedy the breached covenants.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

9.	Long-term Debt
			2003	2002

	a)	Bank loan, principal of $50,539 plus interest repayable per month, collateralized as described in Note 8, with interest at a rate of bank prime plus 1%.	$2,401,269	$2,161,974

	b)	Mortgage, principal and interest repayable at $4,839 per month including interest at a fixed rate of 6.8% per annum, collateralized by a first mortgage on certain land and buildings and due May 1, 2004	429,611	424,108

	c)
$1,200,000 note payable issued to a customer, collateralized by related bottling equipment, non-interest bearing and repayable at a minimum of $200,000 per annum and maturing August 31, 2004. If certain specified minimum product movements were achieved, or the Company did not make available to the supplier agreed levels of capacity, the repayment under the note payable was to increase to $300,000 per annum. This non-interest bearing note was recorded at its fair value calculated as the present value of the face amount at maturity using a discount rate of 7.2% Interest expense was recognized over the term to maturity at an effective rate equal to 7.2%
			-	202,655

	d)	Quick, Inc. promissory note of $200,000 (Note 4), repayable in semi-annual instalments of $20,000 plus interest at 8% per annum, on May 31 and November 30, commencing May 31, 2000, due November 29, 2004. This note is unsecured.	73,423	107,341

	e)	Other	44,896	63,463

			2,949,199	2,959,541
		Less current portion	698,026	847,397

			$2,251,173	$2,112,144

Principal due over the remaining term of the long-term debt is as follows:

2004	$698,026
2005	1,061,042
2006	608,269
2007	581,862

$2,949,199

The agreement with respect to the bank loan (Note (a)) contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

10.

Redeemable Preferred Shares

During 2001, the Company entered into an obligation to issue 2,000,000 Class E redeemable, convertible preferred shares (“Class E shares”) at CDN$1.00 per share to a company with a director in common with the Company. The Class E shares could have been redeemed at the shareholder’s option for cash at any time after January 1, 2004. Accordingly, under Canadian GAAP, the obligation to redeem the Class E shares for cash was recorded as a liability, with the remaining amount reflected as equity. The liability portion of the Class E shares was initially recorded at its fair value of $1,003,739, calculated as the present value at January 1, 2001 of the redemption value of the outstanding Class E shares of $1,310,034, plus the present value of the annual dividends for the period of entitlement from January 1, 2002 to December 31, 2003 using a discount rate of 9%. The equity component was determined using an option pricing model and calculated as $306,295 at February 28, 2001. The shares were issued on March 6, 2001. Interest expense on the liability portion was to be recognized over the three-year period from the date the Company entered into an obligation to issue the shares to the first redemption date of December 31, 2003 at a rate of 9% per annum. For the year ended February 28, 2003, the Company recorded interest expense of $147,615 (2002 - $112,484; 2001 - $Nil). The preferred shares were converted to 788,626 common shares on December 31, 2002 at the rate of $1.75 per share (see Note 11(b)).

11.	Share Capital
	a)	Authorized share capital

	Number of Shares

	2003	2002

Common shares without par value	100,000,000	100,000,000

Preferred shares without par value	9,999,900	9,999,900
Series “A” preferred shares	1,000,000	1,000,000
Series “B” preferred shares	100	100
Series “C” preferred shares	1,000,000	1,000,000
Series “D” preferred shares	4,000,000	4,000,000
Series “E” preferred shares	4,000,000	4,000,000

	20,000,000	20,000,000

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
The rights and restrictions attached to the shares are as follows:
i)
The Series A and B preferred shares bear annual preferential non-cumulative dividends at a rate of 5% per annum and are redeemable at the Company’s option or retractable at the holder’s option with 21 days notice.

ii)
The Series C preferred shares bear annual preferential dividends at a rate of 8% per annum, calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any unaccrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series C preferred shares were converted to common shares during 2001 together with dividends in the amount of $78,642.

iii)
The Series D preferred shares bear annual preferential cumulative dividends at a rate of 8% per annum calculated monthly. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of five years, at the following conversion prices per common share: $1.25 for the first year from the date of issue, $1.45 for the second year from the date of issue, $1.70 for the third year from the date of issue, $2.00 for the fourth year from the date of issue and $2.35 for the fifth year following the date of issue. All of the issued Series D preferred shares were converted to common shares during 2001, together with cumulative dividends in the amount of $209,921.

iv)
The Series E preferred shares bear annual preferential cumulative dividends at a rate of 9% per annum commencing on the first anniversary from the date of issue. The shares are convertible to common shares based upon the conversion value of the amount paid for the shares, together with any accrued unpaid dividends, for a period of three years, at the following conversion prices per common share: $1.50 for the first year from the date of issue, $1.75 for the second year from the date of issue and $2.00 for the third year following the date of issue. The Series E preferred shares were converted to 788,626 common shares on December 31, 2002 (Note 10).

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	b)	Changes in Issued Common Share Capital

	Number of
	Common
	Shares	Amount

Issued as at February 29, 2000	8,289,915	$17,317,682

Issued on conversion of Series C preferred
shares and accrued dividends	864,000	1,080,505

Issued on conversion of Series D preferred
shares and accrued dividends	2,330,169	2,897,613

Issued for cash pursuant to private placement	1,665,000	1,644,851

Issued on settlement of accounts payable	287,100	291,669

Issued in connection with the purchase of
Can-Am Distributors Ltd. and Alamo Snacks
Ltd. in a prior year (Note 1 (c))	225,602	334,208

Issued as at February 28, 2001 and
February 28, 2002	13,661,786	23,566,528

Issued for cash in connection with the exercise
of stock options	344,506	406,884

Issued in connection with the payment of
compensation to employees	42,151	71,657

Issued in connection with the conversion of
Series E preferred shares and accrued
Dividends (Note 10)	788,626	1,553,055

Cancelled in connection with the share
repurchase program	(108,400)	(113,594)

Issued as at February 28, 2003	14,728,669	$25,484,530

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	c)	Changes in Issued Preferred Share Capital

	Series C		Series D		Series E

	Number of		Number of		Number of		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Amount

Issued as at
February 28, 2000	1,000,000	$1,069,260	2,675,000	$2,730,485	-	$-	$3,799,745
Converted to common
shares (*)	(1,000,000)	(1,069,260)	(2,675,000)	(2,730,485)	-	-	(3,799,745)
Equity component of
obligation to issue
Class E shares
(Note 10)	-	-	-	-	2,000,000	306,295	306,295

February 28, 2001	-	-	-	-	2,000,000	306,295	306,295
Dividends	-	-	-	-	-	4,414	4,414

February 28, 2002	-	-	-	-	2,000,000	310,709	310,709
Dividends	-	-	-	-	-	22,138	22,138
Converted to common
shares (Note 10)	-	-	-	-	(2,000,000)	(332,847)	(332,847)

February 28, 2003	-	$-	-	$-	-	$-	$-

•	During 2001, 1,000,000 Class C preferred shares and 2,675,000 Class D preferred shares were converted into 3,194,169 common shares of the Company.

d)

Stock Option

The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are generally exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	e)	Stock Option Information

		Weighted
	Issued and	Average
	Outstanding	Exercise
	Options	Price

Outstanding at February 29, 2000	2,029,000	$1.49
Granted	1,340,000	1.61
Cancelled	(220,000)	1.31

Outstanding at February 28, 2001	3,149,000	1.55
Granted	95,000	0.96
Cancelled	(244,000)	1.49

Outstanding at February 28, 2002	3,000,000	1.03
Granted	1,066,000	1.75	*
Exercised	(344,506)	1.18
Cancelled	(237,500)	1.71

Outstanding at February 28, 2003	3,483,994	$1.19

•	The weighted average date-of-grant fair value of the options granted during 2003 is $1.56 based on the Black-Scholes option pricing model using weighted average assumptions as described in Note 12.

During the year ended February 28, 2002, the Company also cancelled 2,465,000 options with a weighted average exercise price of $1.62 and issued new options with an exercise price of $1.00.
f)	Options Outstanding and Exercisable
The following table summarizes the options outstanding and exercisable at February 28, 2003.

	Average
Number of	Remaining		Number of
Options	Contractual	Exercise	Shares	Exercise
Outstanding	Life (Years)	Price	Exercisable	Price

2,504,827	3	$1.00	2,162,842	$1.00
679,167	3.2	$1.70	118,333	$1.70
40,000	2.5	$2.00	20,000	$2.00
80,000	4.3	$2.20	-	$2.20
10,000	4.4	$2.38	-	$2.38
20,000	3.3	$0.83	7,333	$0.83
67,500	1.8	$0.91	41,250	$0.91
30,000	1.9	$0.97	18,500	$0.97
50,000	4	$1.64	8,333	$1.64
2,500	4	$1.69	417	$1.69

3,483,994			2,377,008

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
	g)	Share Purchase Warrants Information

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Outstanding at February 29, 2000
and February 28, 2001	925,000	$1.55
Granted	400,000	1.13
Expired	(450,000)	1.93

Outstanding at February 28, 2002 and 2003	875,000	$1.21

During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. 200,000 of the warrants have an exercise price of $1.00 and 200,000 of the warrants have an exercise price of $1.25. The warrants expire on August 21, 2006.

h)

Shareholder Protection Rights Plan

On September 16, 1991, a Shareholder Protection Rights Plan was adopted whereby one share purchase right is to be attached to each common share, exercisable only in the case of a specific event, such as the acquisition by an acquirer of 20% or more of the issued common shares of the Company, and at a predetermined calculated price. The Plan will expire on September 15, 2003 and the Company is considering and reviewing a new Shareholder Protection Rights Plan.

i)

Share Buyback

During 2001, the Company decided to repurchase up to 10% of its issued and outstanding shares at prices from time to time determined to be appropriate by management.

During 2002, the Company repurchased 108,400 of its issued and outstanding shares. These shares were cancelled during 2003.

j)

Earnings Per Common Share

The Company uses the “Treasury Stock Method” to calculate earnings per common share. Under this method basic earnings per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period. The diluted earnings per share assumes that the redeemable preferred shares had been converted and the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

11.	Share Capital – Continued
Details of the numerator and denominator used in the calculation of earnings (loss) per share are as follows:

	2003	2002	2001

Numerator
Net income (loss) for the year	$(6,250,126)	$1,338,988	$1,215,558
Provision for dividends on preferred shares	(22,138)	(4,414)	(288,563)

Net income (loss) available to common shareholders	$(6,272,264)	$1,334,574	$926,995

Denominator
Weighted average shares outstanding	13,754,598	13,593,310	10,390,165
Effect of dilutive securities – stock options	-	1,592	2,285,282

Denominator for diluted EPS	13,754,598	13,594,902	12,675,447

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 4,358,994 (2002 - 4,741,125; 2001 – 4,945,460) were not included in the computation of diluted earnings per share because the effect was anti-dilutive. This number includes 1,106,986 options that were not yet vested at February 28, 2003.

12.	Stock-Based Compensation
a)
The Company accounts for all stock-based compensation issued on or after March 1, 2002 to non-employees using the fair value based method. The Company uses the intrinsic value method to account for stock options granted to directors (for services rendered as a director) and employees. Compensation costs are generally recognized when the exercise price of the option is less than the market value of the underlying common stock on the date of grant. Accordingly, no compensation expense related to stock-based awards granted to employees was recorded in 2003 and 2002. On April 3, 2002, the Company granted 783,500 stock options to employees and 50,000 stock options to a consultant. All of these options have an exercise price of $1.70. On August 27, 2002, the Company granted 152,500 stock options to employees with a weighted average exercise price of $1.88. On February 4, 2003, the Company granted 80,000 stock options to employees with an exercise price of $2.20 . Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants were as follows:

2003

Risk-free rate	3.00% to 4.38%
Dividend yield	Nil%
Volatility factor of the expected market price
of the Company's common shares	138%
Weighted average expected life of the options (months)	60

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

12.	Stock-Based Compensation – Continued

For the year ended February 28, 2003, the compensation cost for stock options granted to non-employees totaled $30,568 which was included in deferred costs for product development and credited to contributed surplus.

	b)	The pro-forma disclosures of the effect of applying the fair value based method of Stock Based Compensation to employees rather than the adopted intrinsic method are as follows:

Year Ended
February 28
2003

Net loss – as reported	$(6,250,126)
Employees stock-based compensation	(243,728)

(6,493,854)

Dividends	(22,138)

Net loss available to common shareholders	$(6,515,992)

Basic and diluted loss per share – as reported	$(0.46)

Basic and diluted loss per share – pro-forma	$(0.47)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the same assumptions as those used in calculating compensation cost in respect to options granted to consultants except that the weighted average expected life for options granted to employees was estimated to be 55 days.

13.	Commitments

	a)	The Company is committed to annual operating leases for premises and equipment. The minimum annual payments for the next five years and thereafter are as follows:

2004	$840,481
2005	603,618
2006	485,683
2007	173,652
2008	80,578
Thereafter	-

Total future minimum lease payments	$2,184,012

b)	The Company has commitments with various suppliers to purchase certain volumes of materials. It is not anticipated that losses will be incurred on these contracts.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

13.	Commitments - Continued

c)
The Company is committed to transfer a further 5% interest in KERT Technologies, Inc. to various parties, of which, 3.2% is to be transferred to a company in January 2004. The remaining 1.8% will be transferred to an employee and vest equally over the next 24 months. For the year ended February 28, 2003, 83,333 shares were vested and owing to this employee.

14.	Contingencies

a)
Certain former employees of the Company have commenced actions against the Company seeking damages for wrongful dismissal, breach of contract, negligent misrepresentations and other claims. The Company believes it has substantial defences to the claims, has initiated counter claims and is vigorously defending the actions. The amount and likelihood of loss, if any, is not presently determinable.

b)
A supplier to the Company has commenced an action against the Company claiming a debt in the amount of $251,600. The Company has denied this claim and has counter sued for breach of contract and negligence. The amount and likelihood of loss, if any, is not presently determinable.

c)
A former supplier of the Company commenced a lawsuit against the Company for unpaid amounts totaling approximately $618,000 in respect of beverage product allegedly purchased by the Company. The Company commenced a counter claim against the former supplier totaling approximately $4,682,000 for losses incurred as a result of the former supplier’s alleged breach of contract. The legal proceedings between the two parties are at an early stage, discoveries have not yet been held and the amounts and merits of the supplier’s claim and the Company’s counter claim are not presently determinable. The amount of the ultimate loss, if any, will be recorded in the period it becomes determinable.

d)
The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

15.	Income Taxes

	2003	2002	2001

Current	$-	$709,843	$1,323,959
Future	(1,335,344)	-	-
Utilization of loss carry forwards	-	(709,843)	(1,323,959)

	$(1,335,344)	$-	$-

The difference in income tax expense (recovery) due to differences between the Canadian statutory federal income tax rate and the Company’s effective income tax rate applied to income (loss) before income taxes was as follows for the years ended February 28, 2003 and 2002 and 2001:

	2003	2002	2001

Income tax expense (recovery) computed
at basic Canadian statutory rates	(37.6)%	39.6%	45.0%
Effect of non-deductible amounts	23.4%	1.8%	2.5%
Effect of non-taxable portion of capital gain	-%	(2.8)%	(73.9)%
Effect of taxable portion of Quick assets
transactions	-%	-%	84.4%
Recognized tax benefits	(0.1)%	(26.0)%	(24.3)%
Changes in valuation allowance	(3.3)%	(12.6)%	(33.7)%

	(17.6)%	-%	-%

The effects of each type of temporary difference that gives rise to the future income tax assets and liabilities are as follows:

	2003	2002	2001

Operating losses carried forward	$1,330,804	$165,544	$763,613
Capital assets	282,332	1,364,489	1,093,668
Long-term investment	1,913,283	613,103	714,718
Trademark and deferred costs	-	18,601	-

Total future tax assets	3,526,419	2,161,737	2,571,999
Less liabilities:
Trademarks and deferred costs	(215,942)	-	(241,491)

Total	3,310,477	2,161,737	2,330,508
Valuation allowance	(1,908,186)	(2,161,737)	(2,330,508)

Net future income tax assets	1,402,291	-	-
Less: current portion	512,129	-	-

	$890,162	$-	$-

The Company has provided a valuation allowance against a portion of the future income tax assets. As at February 28, 2003, the Company and its subsidiaries have accumulated net operating losses in the amount of approximately $4,076,000 which can be applied against future earnings. The net operating loss carryforward amounts commence to expire in 2007.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

16.	Changes in Non-Cash Operating Working Capital Items

	2003	2002	2001

Non cash working capital related to
operations:
Accounts receivable	$999,079	$547,811	$(877,074)
Inventory	(1,729,470)	1,184,391	(115,797)
Prepaid expenses and deposits	(601,178)	(96,165)	219,691
Accounts payable and accrued liabilities	1,731,765	(2,984,995)	2,265,720

	$400,196	$(1,348,958)	$1,492,540

17.	Related Party Transactions Related party transactions not disclosed elsewhere are as follows:

		2003	2002	2001

i)	Incurred consulting fees with a
	company related by a director in
	common (the President)	$53,901	$52,434	$56,157

ii)	Incurred professional service fees
	with a company related by a director
	in common for the services of the
	President	$287,564	$180,300	$193,101

iii)	Incurred services from a company
	related by a director in common	$10,674	$11,800	$19,123

iv)	Sold water to a company with a
	director in common	$8,085	$-	$-

v)	Purchased product from a company
	with a director in common	$171,584	$46,715	$102,782

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

18.	Fair Value of Financial Instruments, Credit Risk and Interest Rate Risk

a)

Fair Value of Financial Instruments

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximates their respective fair values due to the short-term or demand nature of the instruments. The fair value of long-term debt has been estimated at $2,949,000 (2002 - $2,957,000).

b)

Credit Risk

The Company’s customers consist mainly of wholesale and retail grocery suppliers and food distributors principally located in North America. During the fiscal year ended February 28, 2003, the Company’s ten largest customers comprised approximately 75% (2002 - 65%; 2001 – 66%) of sales and no one customer comprised more than 27% (2002 - 29%; 2001 – 24%) of sales. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition.

Accounts receivable are presented net of an allowance for doubtful accounts in the amount of $137,755 at February 28, 2003 and $231,741 at February 28, 2002.

	c)	Interest Rate Risk The Company has bank indebtedness that is subject to floating rates of interest. Changes in the interest rate may cause fluctuations in the results of operations of the Company.

19.

Segmented Information

The Company operates in one industry segment being the production and distribution of beverages and food products. The Company’s principal operations are comprised of an integrated bottling and distribution system for beverages, water and snack foods. Substantially, all of the Company’s operations, assets and employees are located in Canada and export sales during all the years reported are less than 10%.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, in the case of the Company, differs in certain respects from US GAAP.

Material differences between Canadian and US GAAP are summarized below:

	a)	Adjustments to Consolidated Financial Statements Adjustments to Consolidated Statements of Income (Loss)

	2003	2002	2001

Net income (loss) for the year, Canadian GAAP	$(6,250,126)	$1,338,988	$1,215,558

Write-off product launch costs and certain deferred
costs based on SOP 98-5(i)	(822,757)	(100,959)	(764,899)

Write-off website developments costs not eligible
for capitalization based on EITF 00-2(iv)	-	-	(239,978)

Amortization of deferred costs (i)	257,040	151,336	251,095

Write-off of deferred costs (i)	-	-	171,444

Interest accretion on redeemable preferred shares (vi)	147,615	112,484	-

Reduction of write down of investment of Quick
Home Delivery Operations (v)	1,007,550	-	-

Consulting expense recorded on application of SFAS
No. 123 (ii)	-	(739,696)	-

Compensation cost recorded on application of APB
No. 25 (iii) (b)	-	-	(119,000)

Compensation costs recorded on application of
FIN 44 (iii) (a)	(158,371)	(984,812)	-

Gain on termination of SoBe agreement (viii)	-	3,734,002	(3,734,002)

Net income (loss) for the year, US GAAP	(5,819,049)	3,511,343	(3,219,782)

Provision for dividends on preferred shares	(96,253)	(4,414)	(288,563)

Net income (loss) available to common shareholders,
US GAAP	$(5,915,302)	$3,506,929	$(3,508,345)

Basic and diluted earnings (loss) per share, US GAAP	$(0.43)	$0.26	$(0.34)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued Adjustments to Assets, Liabilities, Mezzanine Equity and Shareholders’ Equity

	2003		2002

Total assets, Canadian GAAP	$20,948,792		$22,426,084
Write-off product launch costs and certain
Deferred costs (i)	(815,655)		(229,451)
Reduce carrying value of investments in
Preferred shares (v)	-		(1,007,550)

Total assets, US GAAP	$20,133,137		$21,189,083

Total liabilities, Canadian GAAP	$11,309,100		$9,129,171
Reclassifying equity component of Class E
preferred shares from equity to long-term
liabilities (vi)	-		310,709
Reduction in long-term debt upon application of
Rule 5-02.28 (vi)	-		(112,484)

Total liabilities and mezzanine equity, US GAAP	11,309,100		9,327,396

Total shareholders’ equity, Canadian GAAP	9,639,692		13,296,913
Reclassify Class E preferred shares to long-
term liabilities (vi)	-		(310,709)
Change in deficit relating to:
Application of SOP 98-5 (i)	(575,677)		(997,023)
Application of EITF 00-2 (iv)	(239,978	)-	(239,978)
Application of Rule 5-02.28 (vi)	-		112,484

Total shareholders’ equity, US GAAP	8,824,037		11,861,687

Total liabilities, mezzanine equity and
shareholders’ equity, US GAAP	$20,133,137		$21,189,083

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

	2003	2002	2001

Cash flows from operating activities under
Canadian GAAP	$596,970	$1,169,878	$1,288,347
Application of SOP 98-5 and EITF 00-2 (i), (iv)	(792,189)	(100,959)	(1,000,708)

Cash flows from (used in ) operating activities
under US GAAP	$(195,219)	$1,068,919	$287,639

Cash flows from investing activities under
Canadian GAAP	$(2,394,301)	$4,160,337	$(5,356,312)
Application of SOP 98-5 and EITF 00-2 (i), (iv)	792,189	100,959	1,000,708

Cash flows from investing activities under
US GAAP	$(1,602,112)	$4,261,296	$(4,355,604)

i)

Product Launch and Deferred Costs

Under US GAAP, according to Statement of Position (“SOP”) 98-5, Reporting on the Costs of Start-Up Activities, costs incurred prior to commercial production of a product, costs incurred to establish business in a new territory and costs incurred to initiate a new process in an existing facility are to be expensed as incurred. Under

Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.

During the year ended February 28, 2003, costs incurred in the development of a product and distribution network totaled $822,757 which were capitalized under Canadian GAAP. Stock option compensation costs of $30,568 were included in the capitalized product development costs.

ii)	Compensation expense recorded on application of SFAS No. 123

a)
During the year ended February 28, 2002, the Company granted 400,000 warrants to acquire common shares to an officer of a wholly-owned subsidiary in exchange for consulting services rendered. The fair value of the warrants which have an exercise price between $1.00 and $1.25 and expire on August 21, 2006 has been determined to be $283,073 based on the Black-Scholes option pricing model.

b)
During the year ended February 28, 2002, the Company repriced stock options previously granted to the President of the Company. Under SFAS No. 123, the fair value of the repriced options has been determined to be $456,623 based on the Black-Scholes option pricing model. This amount would be recorded as a consulting expense under US GAAP.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

ii)
Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of such stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are basically consistent with US GAAP.

		iii)	Compensation expense recorded on application of FIN 44

a)
During the year ended February 28, 2002, the Company repriced stock options previously granted to various employees and directors. Under FASB Interpretation No. 44 (“FIN 44”), the resulting intrinsic value of the stock options in the amount of $158,371 (2002 - $984,812) is recorded as a compensation expense. As the options are subject to variable accounting (marked to market until exercised, expired, or forfeited), compensation expense (recovery) is recorded in subsequent periods based on the fluctuation in the share price.

b)

Compensation expense recorded on application of APB No. 25 During the year ended February 28, 2001, the Company granted stock options to an employee and director with an exercise price less than the market trading price of the underlying common stock at the date of grant. Under Accounting Principles Board Opinion No. 25 (“APB No. 25”), the resulting intrinsic value of the stock option is recorded as compensation expense.

Until March 1, 2002, the Company was not required under Canadian GAAP to record the value of such stock-based compensation. Commencing March 1, 2002, the Company has adopted prospectively the accounting policies for stock-based compensation that are consistent with US GAAP.

iv)

Under Emerging Issues Task Force Issue No. 00-2 (“EITF 00-2”), Accounting for Website Development Cost in the U.S., certain general design and indirect costs related to website development are required to be expensed rather than capitalized. In Canada there is no similar restriction and certain of these costs were capitalized.

v)
Under US GAAP, applicable to non-monetary related party transactions, the consideration received in connection with the sale of the Quick.com assets and business (Note 1(a)) would be recorded at the amount of the book value of the assets disposed. As a result of applying EITF 00-2 and SOP 98-5 to the operations of the Quick business, the book value of the Quick business on disposition for US GAAP purposes differs from the Canadian GAAP book value and, thus, the value attributed to the NTI preferred shares had been adjusted accordingly.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	a)	Adjustments to Consolidated Financial Statements – Continued

vi)

Per SEC Regulation S-X, Rule 5-02.28 (“Rule 5-02.28”), preferred shares which are redeemable at the option of the holder for cash are classified as mezzanine equity.

As there is no equity portion of the preferred shares under US GAAP, the $147,615 (2002 - $112,484) interest accretion (Note 10(a)) is eliminated and $96,253 of dividends on preferred shares have been reflected.

vii)

Recognition of Gain on Termination of SoBe Agreement

According to Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, the gain on termination of the SoBe license agreement is recognized when there is persuasive evidence of an arrangement which, under US GAAP, requires the possession of a final agreement properly executed by both parties. The executed termination agreement was received by the Company on March 2, 2001. Under Canadian GAAP, the gain is recognized when the parties to the license agreement agree on the final terms, which in this case occurred on February 28, 2001.

viii)
In accordance with EITF 01-9 under US GAAP, consideration given by the Company to a customer is generally presumed to be a reduction of the selling prices and should be recorded as a reduction of revenue. During 2003, the Company provided sales incentives for distributors selling to retailers in specific areas. Consequently, the revenue of the Company under US GAAP would be reduced by $138,955 (2002 and 2001 - $Nil).

	b)	Other Information Regarding US GAAP Stock-Based Compensation

Under Canadian GAAP, the Company has elected to follow the intrinsic method to account for compensation costs for stock options granted to employees, but the income statement effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after March 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is generally recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

	b)	Other Information Regarding US GAAP – Continued Stock-Based Compensation - Continued

Statement of Financial Accounting Standard (“SFAS”) No. 123, “Accounting for Stock-Based Compensation”, requires the Company to record compensation to “non-employees” using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended February 28, 2003, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2002 - $739,696; 2001 - $Nil). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2002 and 2001 are as follows:

	2002	2001

Risk-free rate	4.60%	6.60%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price
of the Company's common shares	100%	71%
Weighted average expected life of the options (months)	60	60

c)

Comprehensive Income (Loss)

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. Details would be disclosed as follows:

	2003	2002	2001

Net income (loss) available to common	$(5,915,302)	$3,506,929	$(3,508,345)
shareholders, US GAAP
Other comprehensive income (loss):
Foreign currency translation
adjustments	863,588	(547,876)	-

Comprehensive income (loss), US GAAP	$(5,051,714)	$2,959,053	$(3,508,345)

Leading Brands, Inc.
Notes to the Consolidated Financial Statements
(Expressed in US Dollars)

February 28, 2003 and 2002

20.	Differences Between Canadian and United States Generally Accepted Accounting Principles – Continued

d)

New Accounting Pronouncements

In July 2001, the FASB issued FAS No 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002.

Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which addresses the accounting for and disclosure of guarantees. Interpretation 45 requires a guarantor to recognize liability for the fair value of a guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of Interpretation 45 issued or modified after December 31, 2002.

FIN 46, “Consolidation of Variable Interest Entities”, clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at July 2, 2003, unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in United States dollars.

Persons Making The Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the “Company”) for use at the annual and special general meeting (the “Meeting”) of the Company’s shareholders (the “Shareholders”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

The costs of this solicitation will be borne by the Company.

Appointment Of Proxies

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed form of proxy confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (a “Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocability of Proxy

A registered shareholder who has given a form of proxy may revoke it by an instrument in writing executed by the registered shareholder or by the registered shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1100 – 888 Dunsmuir Street, Vancouver, British Columbia, Canada, V6C 3K4, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

Voting Securities And Principal Holders Of Voting Securities

As of July 2, 2003, the Company had issued and outstanding 14,947,502 fully paid and non-assessable common shares without par value in the capital stock of the Company (each, a “common share”). Each common share carries the right to one vote at meetings of members of the Company. The Company has no other classes of voting securities.

Any Shareholder of record at the close of business on July 9, 2003 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting.

To the best of the knowledge and belief of the directors and senior officers of the Company, as of July 9, 2003, the following persons beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Member	Number of Shares	Percentage of Issued Capital
Cede & Co. (1)	8,731,553	58.41%
CDS & Co. (2)	2,155,323	14.42%
Northland Properties Corporation(3)	2,020,626	13.52%

(1)	Cede & Co. is an American depository, holding shares on behalf of beneficial owners.
(2)	CDS & Co. is a Canadian depository, holding shares on behalf of beneficial owners.
(3)	Northland Properties is related to R. Thomas Gaglardi, a director of Leading Brands, Inc.

Election Of Directors

The Company’s board of directors is currently comprised of six directors. These are divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Peter Buckley and R.Thomas Gaglardi, the directors in Class III, will expire at the conclusion of the 2003 annual and special general meeting to be held on August 26, 2003 while the terms of office of the directors in Classes I and II expire at the 2004 and 2005 annual general meetings, respectively. Accordingly, the number of directors to be elected at the Meeting is now two.

The persons named below will be presented for election at the Meeting as management’s nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation (1)	Director Since	Common Shares Held (3)
Peter Buckley(4) Director Canada	President, Old Spaghetti Factory Canada Ltd.	August 1997	51,000
Thomas Gaglardi Secretary and Director Canada	President, Northland Properties Corporation	October 1998	2,020,626

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation(1)	Director Since	Term Expires	Common Shares Held (3)
Ralph D. McRae Chairman, President, CEO and Director Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	August 2004	422,260

Name, Present Position(s) with the Company (2), Resident Country	Principal Occupation(1)	Director Since	Term Expires	Common Shares Held (3)
Jonathan Merriman(5) Director United States of America	Chairman and CEO of Merriman Curhan Ford & Co. (formerly RTX Securities) since October 2000. Previously was Managing Director of Wells Fargo Van Kasper and Seidler & Company.	January 1999	August 2004	684,592
Douglas Carlson(4) (5) Director United States of America	Chief Executive Officer of Fiji Natural Artesian Water Inc. since July 1996.	June 1999	August 2005	864,000
Iain J. Harris(4) Director Canada	Chairman and Chief Executive Officer of Summit Holdings Inc.	May 1996	August 2005	151,000

(1)	Each of the nominees named above has held the principal occupation or employment indicated for at least five years.
(2)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(3)
The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company’s Audit Committee.
(5)	Member of the Company’s Compensation Committee.

If Messrs. Buckley and Gaglardi are elected, they will each hold office as a director until the conclusion of the 2006 annual general meeting of the Company, unless the director’s office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act of British Columbia.

An Advance Notice of Meeting inviting nominations for election as directors, as required by s.111 of the Company Act, was published in The Province, a Vancouver, British Columbia newspaper, on Friday, June 27, 2003. Copies of such Advance Notice of Meeting were delivered to the British Columbia Securities Commission and the Nasdaq Stock Market. No nominations have been received from shareholders of the Company.

Executive Compensation

Form 51-904F under the Securities Act (British Columbia) requires the disclosure of compensation received by each “Named Executive Officer” of the Company or its subsidiaries. Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a)	the Company’s chief executive officer;
(b)
each of the Company’s four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds CDN$100,000 (US$67,385 as at February 28, 2003) per year; and

(c)	any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

During the most recently completed fiscal year of the Company, namely the year ended February 28, 2003, the Company and its subsidiaries, Leading Brands of America, Inc. and Quick, Inc., had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation	All Other Compensation
Name and Principal Position	Fiscal Year Ending	Salary (US$)	Bonus (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Life insurance premiums (US$)

Ralph McRae, Chairman, President and CEO	2003 2002 2001	nil nil nil	125,000 nil 125,000	282,340 53,904(1) 180,300 52,434(1) 156,696 56,157 (1)	nil nil(2) 500,000 LBI(3) & 1,000,000 Quick(4)	808 636 592
Dave Read, President of LBI Brands, Inc.	2003 2002 2001	nil 112,008(5) 79,234	21,519(6) 10,572 nil	138,193 nil nil	nil nil (2) 100,000 LBI(3)	nil 544 502
Robert Miller, President of Leading Brands of America, Inc.	2003	150,000(7)	nil	8,400(8)	200,000	nil
Gerry Kenyon, Chief Operating Officer	2003 2002 2001	144,379 144,674 113,125(9)	nil nil nil	nil nil nil	125,000 LBI(3) nil (2) 75,000 LBI(3) & 300,000 Quick(4)	808 806 617
Tim Dagg, President of North American Bottling	2003 2002 2001	105,463(10) 103,496 79,234	29,983(11) 10,572 nil	5,390(8) nil nil	nil nil (2) 100,000 LBI(3)	758 742 502

(1)	BBI Holdings Inc., a company with a director in common with the Company, receives US$4,492 per month for consulting services provided by Mr. McRae and another director of BBI Holdings Inc.
(2)	On April 30, 2001, existing share options were cancelled and re-issued at an exercise price of US$1.00.
(3)	Leading Brands, Inc. (“LBI”)
(4)	Quick, Inc. (“Quick”) is a subsidiary of Leading Brands, Inc. There is no trading market for the common shares of Quick, Inc.
(5)	As of December 1, 2001, Mr. Read’s status changed from employee to independent contractor.
(6)	Bonus included US$14,438 in cash and US$7,081 in common shares of the Company.
(7)	Mr. Miller commenced employment with the Company in February 2002 and was so employed for 12 months during the fiscal year covered.
(8)	Auto allowance
(9)
Mr. Kenyon commenced employment with the Company in May 2000 and was so employed for 10 months during the fiscal year covered. Mr. Kenyon terminated his employment with the Company in March 2003, subsequent to the fiscal year ended February 28, 2003.

(10)	Mr. Dagg’s employment with the Company ended in April 2003. This figure represents 12 complete months during the fiscal year ended February 28, 2003.
(11)	Bonus included US$20,542 in cash and US$9,441 in common shares of the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. During the most recently completed fiscal year, the following incentive stock options were granted by the Company to the Named Executive Officers. No SARs (stock appreciation rights) were granted during this period.

Name	Securities Under Options Granted(#)	% of Total Options Granted to Employees in Fiscal year (1)	Exercise or Base Price (US$/ Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security) (2)	Expiration Date
Gerry Kenyon	125,000	11.73%	1.70	1.70	Mar. 31, 2004
Robert Miller	200,000	18.76%	1.70	1.70	Feb. 11, 2007

(1)	Total options granted during the last fiscal year were 1,066,000
(2)	Calculated as the closing price of the Company’s shares on the Nasdaq SmallCap Market on the date of grant.

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

No incentive stock options were exercised by the Named Executive Officers during the most recently completed fiscal year. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) (US$)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End (US$) Exercisable / Unexercisable (US$) (2)
Ralph McRae	nil	nil	1,000,000 / nil	960,000 / nil
Dave Read	nil	nil	154,145 / 45,855	147,979 / 44,021
Robert Miller	nil	nil	40,000 / 160,000	10,400 / 41,600
Gerry Kenyon	nil	nil	62,083 / 137,917	45,017 / 59,483
Tim Dagg	nil	nil	144,167 / 55,833	138,400 / 53,600

(1)	Based on the difference between the option exercise price and the closing market price of the Company’s shares on the date of exercise.
(2)

In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company’s shares as at February 28, 2003 was US$1.96

Option and SAR Repricings

In order to maintain the incentive nature of stock options previously granted by the Company to Named Executive Officers, directors and employees, the Company reprices its stock options from time to time where there has been a decline in the market price of the Company’s shares.

There were no options or freestanding SARs held by the Named Executive Officers that were repriced downward during the most recently completed financial year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan for its officers and key employees, under which benefits are determined by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company during the most recently completed fiscal year.

Compensation Committee

The Company’s Compensation Committee (the “Committee”) consists of Jonathan Merriman, and Douglas Carlson. Ralph McRae was also a member of the Committee for part of the fiscal year, until August 27, 2002.

Report on Executive Compensation

The Committee is responsible for, among other things, reviewing and determining the annual salary, bonus/profit sharing and other compensation levels of the executive officers of the Company. Compensation matters may also be reviewed and approved by the entire board of directors.

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company’s strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Committee’s philosophy is to provide sufficient compensation opportunities for executives of the Company in order to attract, retain and motivate the best possible management team to lead the Company in the achievement of its performance goals. The Committee believes that compensation significantly based on performance is more likely to enhance the continuing financial success of the Company and the improvement of shareholder value. In furtherance of these goals, the Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management’s interests with those of the shareholders of the Company in the sustained growth of shareholder value.

Compensation Elements and Determination Process. For the financial year ended February 28, 2003, compensation for executive officers of the Company consisted of a fixed base salary and long term compensation in the form of stock options. Bonuses may be allocated by the Compensation Committee. Salary levels will be reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company’s business sector, and any increase in responsibilities assumed by the executive. To aid in its assessments and with its ongoing responsibilities, the Committee will, from time to time, retain independent consultants to advise on compensation matters.

Compensation of Chief Executive Officer. The compensation of the chief executive officer is determined in accordance with the considerations described above, and in particular, by comparison to competitive compensation packages of chief executive officers of other companies of comparable size and complexity.

Summary. In summary, the Committee is ultimately responsible for determining, affirming or amending the level and nature of executive compensation of the Company. The Committee will have access, at the expense of the Company, to independent, outside compensation consultants for both advice and competitive data for the purpose of making such determinations. The Committee believes that the compensation policies and programs outlined above will ensure that levels of executive compensation truly reflect the performance of the Company, thereby serving the best interests of the shareholders.

Respectfully submitted by the Compensation Committee:

Douglas Carlson
Jonathan Merriman

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 1998 with the cumulative total return of the NASDAQ Composite Index (“NASDAQ Index”) for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. (“LBIX”)
Comparison of Five Year Total Common Shareholders’ Return

	1998	1999	2000	2001	2002	2003
LBIX PRICE (US$)	2.125	1.031	2.406	0.781	1.85	1.960
NASDAQ INDEX	1770.51	2288.03	4696.69	2151.83	1731.49	1337.52

Compensation of Directors

For the fiscal year ended February 28, 2003 directors who are not executive officers of the Company received US$963 per quarter (pro-rated for those serving less than a full quarter) and US$321 for each directors’ meeting and committee meeting attended. Directors also receive stock options.

BBI Holdings Inc. (“BBI”), which is controlled by Ralph McRae, receives US$4,492 per month for consulting services provided by Mr. McRae and another director of BBI. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers.

Indebtedness Of Directors, Executive And Senior Officers

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest Of Insiders In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

In December 2002, Northland Properties Corporation (“NPC”), a company related to a director of Leading Brands, Inc., converted 2,000,000 Class E preferred shares to 788,626 common shares at the rate of US$1.75 per share. This transaction increased NPC’s percentage ownership of the Company’s outstanding shares from 8.66% as at February 28, 2002 to 13.52% at February 28, 2003.

Appointment Of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

The Company has outstanding incentive stock options to purchase up to 3,167,328 common shares in the capital of the Company. Shareholder approval will be sought to permit the directors of the Company to grant to directors, officers, consultants and employees of the Company incentive stock options to purchase up to an additional 500,000 common shares in the capital of the Company, for such periods, in such amounts and at such prices per share as agreed upon and at the discretion of the board of directors in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of the additional incentive stock options is attached hereto as Schedule “A”.

Adoption of a New Shareholder Rights Plan

General

The Company adopted a shareholder rights plan (the “Old Rights Plan”) in 1991. The Old Rights Plan was subsequently renewed and continues in force today. Since 1991, industry standards with respect to the form of shareholder rights plans have changed considerably. The board of directors of the Company has determined that it would be in the best interests of the Company to adopt a new shareholder rights plan that better reflects current industry standards.

The shareholders of the Company will be asked at the Meeting to consider and, if deemed advisable, to pass an ordinary resolution approving the termination of the Old Rights Plan and the adoption by the Company of a new shareholder rights plan (the “New Rights Plan”). The terms of the New Rights Plan are set out in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”). Under the New Rights Plan, share purchase rights (the “Rights”) will be issued to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding. The New Rights Plan will be adopted only if shareholders approve the termination of the Old Rights Plan, the adoption of the New Rights Plan and the proposed increase in the authorized share capital of the Company, as described under the heading “Other Matters to be Acted Upon – Increase in Authorized Share Capital” above.

A copy of the Rights Plan Agreement will be available at the Meeting and may be obtained by shareholders upon request prior to the Meeting.

Purpose of the New Rights Plan

The New Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control. The New Rights Plan provides management and the board of directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The New Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of Shares.

The New Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors. The New Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to receive, review and accept or decline take-over bids. The New Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to seek out and consider alternatives. One of the key differences between the New Rights Plan and the Old Rights Plan is that the New Rights Plan broadens the scope for Permitted Bids. Based on current industry standards, the definition of Permitted Bid under the Old Rights Plan would be considered overly restrictive.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the New Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the New Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders. Moreover, the New Rights Plan does not inhibit the use of the proxy solicitation rules under the Company Act (British Columbia) to promote a change in the management or direction of the Company.

The New Rights Plan is designed not to interfere with the day-to-day operations of the Company. Prior to being activated, the New Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders. The implementation of the New Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

The board of directors understands that the New Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The New Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors. The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the New Rights Plan affords. The New Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against coercive bids that do not represent fair value.

Background

The New Rights Plan is intended to replace the Old Rights Plan. It is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the New Rights Plan is intended to address the board of directors’ continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares. Without anything else, public shareholders may feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares. The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its shareholders and, if it would, what the appropriate terms of the rights plan would be. Ultimately it was determined that the Company should maintain a shareholder rights plan in a form that reflects current industry standards.

Summary of the New Rights Plan

The following is a summary of the principal terms of the New Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date

The termination date of the Old Rights Plan and the effective date of the New Rights Plan is expected to be August 26, 2003, the date of the Meeting (the “Effective Date”).

Term

The New Rights Plan will remain in effect for a period of three years and, subject to shareholder approval by ordinary resolution, may be renewed for successive periods of three years.

Issue of Rights

One minute after the Effective Date, one Right will be issued and attached to each Share of the Company outstanding and will attach to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids The requirements for a Permitted Bid include the following:
(a)	the take-over bid must be made by way of a take-over bid circular;
(b)	the take-over bid must be made to all holders of Shares;
(c)	the take-over bid must be outstanding for a minimum of 60 days, during which time tendered shares may not be taken up;
(d)	shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior the shares being taken up and paid for;
(e)
Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn; and

(f)
if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The New Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is pending. A Competing Permitted Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The board of directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all holders of Shares. The board of directors may also waive the New Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the board of directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the New Rights Plan to correct any typographical error, or, subject to subsequent confirmation by shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the New Rights Plan as a result of changes in law. The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the New Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the New Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the New Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Certain Canadian Federal Income Tax Considerations of the New Rights Plan

The Company will not earn any income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights. The ITA provides that the value of a right to acquire additional shares of a corporation is not a taxable benefit which must be included in computing income, and is not subject to nonresident withholding tax if the right is conferred on all holders of shares of the corporation. Although the Rights are to be so conferred, the Rights could become void in the hands of certain holders of Shares upon certain triggering events occurring (i.e. a “Flip-in Event”), and, consequently, whether or not the issuance of the Rights is a taxable event is not entirely free from doubt. In any event, no amount must be included in computing income if the Rights do not have a monetary value at the date of issue. The Company considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. A holder of Rights may have income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax in respect of the proceeds of disposition of Rights or common shares issued upon the exercise of Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Shares. Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign laws.

Shareholder Approval

At the Meeting, shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution approving the termination of the Old Rights Plan and the adoption of the New Rights Plan.

Recommendation of the Board

The board of directors has determined that the termination of the Old Rights Plan and the adoption of the New Rights Plan is in the best interests of the Company and the shareholders. The board unanimously recommends that shareholders vote in favour of the resolution approving the termination of the Old Rights Plan and adoption of the New Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all Shares held by them in favour of such resolution. Unless specified in a proxy form that Shares represented by the proxy shall be voted against such resolution, it is the intention of the persons designated by management in the enclosed proxy form to vote in favour of the resolution approving the termination of the Old Rights Plan and adoption of the New Rights Plan.

Increase In Authorized Share Capital

In order to provide sufficient authorized capital to accommodate the potential exercise of Rights under the New Rights Plan, the shareholders will be asked to approve an ordinary resolution increasing the number of common shares the Company is authorized to issue. The full text of the ordinary resolution is attached hereto as Schedule "B".

Other Business

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

BOARD APPROVAL

This Information Circular contains information as at July 2, 2003, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the Board of Directors of the Company by resolution passed on July 8, 2003.

DATED at Richmond, British Columbia, this 9th day of July, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS /s/ Ralph D. McRae Ralph D. McRae Chairman and Chief Executive Officer

SCHEDULE “A”

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

RESOLVED THAT:
1.
the directors are authorized in their absolute discretion to grant to directors, officers, consultants and employees of the Company, who may be insiders of the Company (as that term is defined in the Securities Act (British Columbia), incentive stock options to purchase up to 500,000 additional common shares of the Company, from time to time, provided the grants are made prior to the 2004 Annual General Meeting;

2.	incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;
3.	the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year; and
4.	no further shareholder approval will be required prior to the exercising of these options or amended options.

SCHEDULE "B"

APPROVAL OF INCREASE IN AUTHORIZED SHARE CAPITAL

"BE IT RESOLVED AS A ORDINARY RESOLUTION that:
1.	The authorized capital of the Company be altered by increasing the number of common shares without par value from 100,000,000 to 500,000,000;
2.	Paragraph 2 of the memorandum of the Company is altered to read:
	“2.	The authorized capital of the Company consists of 520,000,000 shares divided into:
	(a)	500,000,000 common shares without par value;
	(b)	20,000,000 preferred shares without par value of which:
		(i)	1,000,000 are designated as Series “A” Preferred Shares;
		(ii)	100 are designated as Series “B” Preferred Shares;
		(iii)	1,000,000 are designated as Series “C” Preferred Shares;
		(iv)	4,000,000 are designated as Series “D” Preferred Shares; and
		(v)	4,000,000 are designated as Series “E” Preferred Shares.
3.	The memorandum as altered by the proposed ordinary resolution, is attached hereto as Exhibit A.".

Exhibit “A”

COMPANY ACT

MEMORANDUM
(ALTERED)

of

LEADING BRANDS, INC.

1.	The name of the Company is LEADING BRANDS, INC.
2.
The authorized capital of the Company consists of 520,000,000 shares divided into 500,000,000 common shares without par value and 20,000,000 preferred shares without par value of which 1,000,000 are designated as Series “A” Preferred Shares, 100 are designated as Series “B” Preferred Shares, 1,000,000 are designated as Series “C” Preferred Shares, 4,000,000 are designated as Series “D” Preferred Shares, and 4,000,000 are designated as Series “E” Preferred Shares.

3.	The Special rights and restrictions attached to the preferred shares are as follows:
(a) preferred shares as a class will have preference as to dividends or capital or both capital and dividends;
(b)
preferred shares may at any time and from time to time be issued in one or more series, each series consisting of such number of shares as may, before the issuance thereof, be determined by resolution of the Board of Directors; and

(c)
the Board of Directors may, by resolution passed from time to time before issuance, alter the articles to fix the preferred rights as to dividends, designation, convertibility, rights, restrictions, conditions and limitations attached to the shares of each series.

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

LEADING BRANDS, INC. (the "Company")

ON TUESDAY, AUGUST 26, 2003, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, RALPH D. MCRAE, the Chairman of the Board, and the President, Chief Executive Officer and a Director of the Company, or failing this person, **R. THOMAS GAGLARDI**, the Secretary and a Director of the Company, or in the place of the foregoing, ______________________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Peter Buckley		N/A	
2. To elect as Director, R. Thomas Gaglardi		N/A	
3. Appointment of BDO Dunwoody LLP as auditors of the Company		N/A	
4. To authorize the Directors to fix the Auditors' remuneration			N/A
5. To terminate the Company's existing Shareholder Rights Plan and approve the adoption by the Company of a new Shareholder Rights Plan as set out in the accompanying information circular under the heading "Other Matters to be Acted Upon – Adoption of New Shareholder Rights Plan".			
6. To pass an ordinary resolution increasing the number of common shares without par value which the Company is authorized to issue from 100,000,000 common shares without par value to 500,000,000 common shares without par value and altering the Company's memorandum accordingly			
7. To approve, generally, the right of the Directors to grant incentive stock options to purchase up to, but not exceeding 500,000 additional common shares			N/A
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions** ***must be DEPOSITED*** **at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

First Quarter Interim Report

for the period ended May 31, 2003

L E A D I N G   B R A N D S ,   I N C .
F I R S T   Q U A R T E R   R E S U LT SP E R I O D   E N D E D   M AY   3 1 ,   2 0 0 3

To Our Shareholders:

Revenue for our first quarter ended May 31, 2003 rose to $12,286,000US ($17,686,000Cdn) from $11,431,000US ($17,978,000Cdn) in the same quarter of the prior year, a gain of 7.5%. The net income for the quarter was $7,000US ($10,000Cdn) or $0.00 per share compared to net income of $703,000US ($1,106,000Cdn) or $0.05US ($0.08Cdn) for the first quarter ending May 31, 2002.

As we previously announced, commencing this fiscal year, our largest co-pack customer changed the way in which we bill them from a full case cost to co-pack fee basis. That simple adjustment reduced our revenues by more than $2,800,000US ($4,000,000Cdn) in Q1 alone. If the status quo had been maintained, we would have reported record revenues of more than $15,000,000US ($21,500,000Cdn), a US dollar denominated increase of 31% over the same period last year. Although partially assisted by the improvement in the Canadian/US dollar exchange rate that occurred during the quarter, that is much more reflective of the actual growth of our business. While such a large percentage of our volume is concentrated in our bottling operations, our company will from time to time experience revenue fluctuations of this nature. They do not impact our profitability, just our stated revenue.

During Q1, our income was negatively impacted by two principal factors. The first was the cost of our US distribution operations in March and April 2003. The second was the less than efficient operation of our two plants throughout the quarter, both of which I have earlier referenced. Income in the first quarter of last year was not affected by the commencement of operations in the United States, as we did not start shipping product there in earnest until July 2002. Since April we have aggressively attacked the issues that have lowered profitability at our plants. Most of our major new equipment installations and product commissionings are behind us for this year.

We continue to increase distribution of our new products in both Canada and the US and we will provide updates on our progress in those areas in our monthly newsletter on the first of each month, posted at www.LBIX.com.

Thank you for your continued support.

Ralph D. McRae
Chairman & CEO

L E A D I N G   B R A N D S ,    I N C . C O N S O L I D AT E D   B A L A N C E   S H E E T
(UNAUDITED)

(EXPRESSED IN	May 31	February 28
UNITED STATES DOLLARS)	2003	2003

ASSETS
Accounts receivable	$3,388,636	$2,558,729
Inventory	4,216,537	3,789,108
Prepaid expenses	634,737	753,850
Future Income Taxes	554,949	512,129

	8,794,859	7,613,816

Capital assets	9,753,678	9,216,843
Trademarks and rights	83,944	85,130
Goodwill	2,448,735	2,259,800
Deferred costs	830,436	815,655
Long-term investment
and advance	36,509	33,693
Other	36,509	33,693
Future Income Taxes	964,586	890,162

	$22,949,256	$20,948,792

LIABILITIES
Bank indebtedness	$2,613,200	$2,914,542
Accounts payable and
accrued liabilities	6,598,268	5,445,359
Current portion of
long-term debt	756,428	698,026

	9,967,896	9,057,927

Long-term debt	2,290,574	2,251,173

	12,258,470	11,309,100

SHAREHOLDERS’ EQUITY
Share capital
Common shares	25,703,363	25,484,530
Contributed surplus	30,568	30,568
Deficit	(15,669,849)	(15,676,561)
Currency translation
adjustment	626,704	(198,845)

	10,690,786	9,639,692

	$22,949,256	$20,948,792

L E A D I N G   B R A N D S ,    I N C . C O N S O L I D AT E D   S TAT E M E N T   O F   I N C O M E
(UNAUDITED)

	Three months	Three months
	ending	ending
(EXPRESSED IN	May 31	May 31
UNITED STATES DOLLARS)	2003	2002

Sales	$12,285,626	$11,430,997
Cost of sales	9,263,642	8,813,450
Operations, selling,
general &
administration expenses	2,647,682	1,960,698
Amortization of
capital assets	208,983	177,497
Amortization of
deferred costs and other	78,851	41,984
Interest on long term debt	46,121	37,733
Interest on current debt	33,635	36,254
Interest accretion on
convertible preferred shares	–	31,621
Other income	–	(5,136)

	12,278,914	11,094,101

Net income before taxes	6,712	336,896

Future income taxes
(Note 5)	–	366,249

Net income
after income taxes	6,712	703,145
Deficit, beginning
of period	(15,676,561)	(9,404,297)
Preferred share dividends	–	2,194

Deficit, end of period	(15,669,849)	(8,703,346)

EARNINGS PER SHARE
Basic	$–	$0.05
Fully diluted	$–	$0.04
Weighted average
number of
shares outstanding	14,759,151	13,553,386

L E A D I N G   B R A N D S ,    I N C . C O N S O L I D AT E D   S TAT E M E N T   O F   C A S H   F L O W S
(UNAUDITED)

	Three months	Three months
	ending	ending
(EXPRESSED IN	May 31	May 31
UNITED STATES DOLLARS)	2003	2002

Cash provided by (used in)

OPERATING ACTIVITIES
Net income	$6,712	$703,145
Items not involving cash
Depreciation and Amortization	287,834	219,481
Gain on sale of assets	–	(5,136)
Interest and accretion on
convertible preferred shares	–	31,621
Changes in non-cash operating
working capital items	14,686	156,280
Future Income Taxes	–	(366,249)

	309,232	739,142

INVESTING ACTIVITIES
Purchase of capital assets	(18,079)	(174,098)
Advances (to) from Northland
Technologies Inc.	–	(176,325)
Proceeds on sale of capital assets	26,584	11,445
Expenditures on deferred costs	(68,526)	(356,504)
Other investments and advances	–	(7,717)

	(60,021)	(703,199)

FINANCING ACTIVITIES
Increase (decrease) in bank
indebtedness	(301,342)	311,922
Issue of common share capital	218,833	–
Proceeds from additional
long-term debt	97,802	–
Repayment of long-term debt	–	(278,952)

	15,293	32,970

	$(264,504	$68,913

Effect of exchange rate
changes on cash	$(264,504)	$(68,913)

Cash, beginning and end
of year	$–	$–

Interest paid	$64,444	$43,776
Income tax paid	$–	$–

L E A D I N G   B R A N D S ,    I N C .
N O T E S   T O   C O N S O L I D AT E D   F I N A N C I A L   S TAT E M E N T S
(UNAUDITED) (EXPRESSED IN UNITED STATES DOLLARS)

1. SHARE CAPITAL		May 31
		2003

Authorized:
Common shares without par value		100,000,000
Preferred shares without par value
designated into the following series:
Series ”A” preferred shares, without par value		1,000,000
Series ”B” preferred shares, without par value		100
Series ”C” preferred shares, without par value		1,000,000
Series ”D” preferred shares, without par value		4,000,000
Series ”E” preferred shares, without par value		4,000,000
Undesignated		9,999,900

Issued:
Common shares without par value		14,947,502

There were 218,833 common shares issued during the quarter, ofwhich 50,000 were issued upon the exercise of warrants, and 168,833 were issued upon the exercise of stock options.

Stock options granted,	Issued and	Weighted
exercised and cancelled	outstanding	average
since February 28, 2003	options	exercise price

Outstanding at February 28, 2003	3,483,994	$1.19
Granted	26,667	1.70
Cancelled	(174,500)	1.36
Exercised	(168,833)	1.00

Outstanding at May 31, 2003	3,167,328	$1.19

At May 31, 2003 there were 2,313,640 vested options outstanding at an average strike price of $1.06.

2. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company has adopted the new recommendations regarding stock-based compensation under the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payment”. The

standard requires that all stock-based awards made to consultants be measured and recognized using a fair value based method such as Black Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights and awards that call for settlement in cash or assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) as allowed under the section. Under this method, compensation cost is not recognized in the financial statements for stock options granted to directors and employees when the exercise price of the options granted equals or exceeds the market value of the underlying common shares. The proceeds received on the exercise of stock options are credited to share capital. The section does, however, require the disclosure on a pro-forma basis of the impact on operations of using the fair value based method for stock options granted to directors and employees. Compensation costs for consultants are charged to the Consolidated Statements of Income and Deficit or capitalized to deferred costs, depending on the nature of the award. Had compensation costs for employees been determined based upon the fair value method, the net income (loss), basic and fully diluted loss per share would be the following pro-forma amounts respectively for the quarter: ($72,925), ($0.00), ($0.00).

Certain of the prior figures have been reclassified to conform with the current presentation.

4. LONG-TERM INVESTMENT AND ADVANCES

Long-term investments are recorded at cost less amounts written off to reflect a permanent impairment in value. During 2003, the Company recorded a write-down of $6,523,880 as a result of its decision to discontinue its support for the Quick Home Delivery Operations. The change in the long-term investment and advances balance from February 28, 2003 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation allowance is reviewed on each balance sheet date and adjusted as deemed necessary by management to reflect the estimated realizable amount of future income taxes. There were no adjustments in valuation allowance in the current quarter.

6. CHANGES IN NON-CASH OPERATING
WORKING CAPITAL ITEMS
	Three months	Three months
	ending	ending
	May 31, 2003	May 31, 2002

Accounts receivable	(829,907)	(299,756)
Inventory	(427,429)	(843,757)
Prepaid expenses	119,113	(247,031)
Accounts payable and
accrued liabilities	1,152,909	1,546,824
Changes in non-cash
operating working

capital items	14,686	156,280

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

8. GOODWILL

Goodwill is no longer amortized and the change in the goodwill balance from prior year is due to translation adjustments.

9. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

10. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

11. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. Since the issue of the most recent audited annual consolidated financial statements, some claims have been settled at a nominal cost to the Company. The amount has been charged against the contingent accrued liabilities.

12. SUBSEQUENT EVENT

There are no events occurring subsequent to May 31, 2003, that materially impact the Company’s financial statements for the three-month period then ended.

L E A D I N G   B R A N D S ,    I N C .
M A N A G E M E N T   D I S C U S S I O N   A N D   A N A LY S I S Q U A R T E R   E N D E D   M AY   3 1 ,    2 0 0 3

(EXPRESSED IN UNITED STATES DOLLARS)

SALES

Sales for the quarter ended May 31, 2003 were $12,285,626, compared to $11,430,997 in the previous year, representing an increase of $854,629. The increase of 7.5% is attributed to the following:

  decrease in sales due to change in billing method from full case cost to co-pack fee of a major customer. (22%)
  increase in sales due to new product launches. (20.5%)
  increase in US dollar sales due to differences in the conversion rates. (9%)

COST OF SALES AND MARGIN

Cost of sales increased from $8,813,450 to $9,263,642 due to US exchange conversion. Cost of sales decreased by $524,974 in Canadian dollars. The margin percentage increased from the prior year primarily due to the change in the billing method for a major co-pack customer. The customer now provides the ingredients and the Company charges a co-pack fee to manufacture the product. Other contributing factors were the increase in margin from the Company’s branded products, due to negotiation with suppliers of products, discontinuation of low margin items, and favorable exchange rates.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

These expenses increased from $1,960,698 to $2,647,682, due primarily to the higher wage and other costs related to the Company’s expansion into the United States and costs related to the ongoing rollout of the TREK and PEZ products.

OTHER EXPENSES

Depreciation in the quarter increased by $31,486 from $177,497 in the prior year to $208,983 due to the addition of capital assets and the effect of exchange rates. Amortization in the quarter increased by $36,867 from $41,984 in the prior year to $78,851 due to the amortization of deferred costs related to the start up of the US operations and product development, and the effect of exchange rates.

Interest decreased by $25,852 from $105,608 to $79,756 mostly due to the conversion of preferred share debt to common shares in December 2002.

L E A D I N G   B R A N D S ,    I N C .
M A N A G E M E N T   D I S C U S S I O N   A N D   A N A LY S I S Q U A R T E R   E N D E D   M AY   3 1 ,    2 0 0 3

INCOME TAXES

As explained in Note 5 the Company recognized a portion of its previously unrecognized future income tax assets during the first quarter in the last fiscal year. The Company has not recognized further income tax assets for the current quarter, due to the lack of certainty regarding its ability to utilize the potential future income tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As at May 31, 2003, the Company had negative working capital of $1,173,037 compared to negative working capital of $1,444,111 at the prior year end. Bank indebtedness was $2,613,200 compared to $2,914,542 for the prior year end. There were no cash or cash equivalents as at May 31, 2003 or the previous year end. The Company has unused borrowing capacity of $2.1 million as at May 31, 2003.

CASH FLOWS

Quarter Ending May 31

Net cash generated from operating activities for the quarter ended May 31, 2003 was $309,232. Operations generated $294,546 of cash compared to $922, 626 that was generated in the prior year. Working capital changes generated $14,686 as the seasonal increases in accounts receivable and inventory were mostly offset by increases in accounts payable and decreases in prepaid expenses. In the prior year working capital changes generated $156,280 due to larger increases in accounts payable compared to inventory and accounts receivable. The Company decided not to record additional amounts for future income taxes in the current quarter compared to $366,249 in the quarter for the prior year. The Company continues to record a valuation allowance against certain future income tax assets.

Net cash utilized in investing activities was $60,021 compared to $703,199 in the prior year. The primary reasons for the differences are the reduction in spending on new production equipment and product development costs and the discontinuation of advances to support Quick Home Delivery operations.

Financing activities generated $15,293 compared to $32,970 for the same period last year. Common shares were issued for $218,833. Bank indebtedness decreased by $301,342 compared to an increase of $311,922 in the prior year. Long term debt increased by a net amount of $97,802 due to the effect of exchange rates. Long term debt decreased by $203,742 in Canadian dollars.

L E A D I N G   B R A N D S ,   I N C .    AT   A   G L A N C E

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

Officers of the Company

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert W. Miller
President – Leading Brands of America, Inc.

Joanne Petak
Vice President of Marketing

Dave Read
President – LBI Brands, Inc.

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com